

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 19, 2009

Mr. Melvyn Williams
Chief Financial Officer
Apollo Gold Corporation
5655 S. Yosemite Street, Suite 200
Greenwood Village, Colorado 80111-3220

> **Re:** **Apollo Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 15, 2009**
> **Response Letter Dated September 17, 2009**
> **File No. 001-31593**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Shannon
Branch Chief